1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2022 (Commission File Number: 001-14700)
Taiwan Semiconductor Manufacturing Company Ltd. (Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan, R.O.C. (Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7):☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date:	June 10, 2022	By	/s/ Wendell Huang
Wendell Huang
Vice President & Chief Financial Officer

TSMC May 2022 Revenue Report

HSINCHU, Taiwan, R.O.C. – Jun. 10, 2022 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenue for May 2022: On a consolidated basis, revenue for May 2022 was approximately NT$185.71 billion, an increase of 7.6 percent from April 2022 and an increase of 65.3 percent from May 2021. Revenue for January through May 2022 totaled NT$849.34 billion, an increase of 44.9 percent compared to the same period in 2021.

TSMC May Revenue Report (Consolidated):

(Unit:NT$ million)
Period	May 2022	April 2022	M-o-M Increase (Decrease) %	May 2021	Y-o-Y Increase (Decrease) %	January to May 2022	January to May 2021	Y-o-Y Increase (Decrease) %
Net Revenue	185,705	172,561	7.6	112,360	65.3	849,343	586,085	44.9

TSMC Spokesperson:	Media Contacts:
Wendell Huang Vice President and CFO Tel: 886-3-505-5901	Nina Kao Head of Public Relations Tel: 886-3-563-6688 ext.7125036 Mobile: 886-988-239-163 E-Mail: nina_kao@tsmc.com	Hui-Chung Su Public Relations Tel: 886-3-563-6688 ext. 7125033 Mobile: 886-988-930-039 E-Mail: hcsuq@tsmc.com	Ulric Kelly Public Relations Tel: 886-3-563-6688 ext. 7126541 Mobile: 886-978-111-503 E-Mail: ukelly@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

This is to report the changes or status of 1) revenue, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of May 2022.

1.	Revenue (in NT$ thousands)
	Period	Items	2022	2021
	May	Net Revenue	185,705,425	112,359,668
	Jan. ~ May	Net Revenue	849,342,680	586,084,692

2.	Funds lent to other parties (in NT$ thousands)
	Lending Company		Limit of lending	Amount Drawn
				Bal. as of period end
	TSMC China*		76,938,086	34,601,980
	* The borrower is TSMC Nanjing, a wholly-owned subsidiary of TSMC.

3.	Endorsements and guarantees (in NT$ thousands)：
	Guarantor		Limit of guarantee	Amount
				Bal. as of period end
	TSMC*		578,607,524	2,417,346
	TSMC**			188,825,000
	TSMC***			233,341,801
	TSMC Japan Ltd.****		316,353	300,960

* The guarantee was provided to TSMC North America, a wholly-owned subsidiary of TSMC.

** The guarantee was provided to TSMC Global, a wholly-owned subsidiary of TSMC.

*** The guarantee was provided to TSMC Arizona, a wholly-owned subsidiary of TSMC.

**** The guarantee was provided to TSMC Design Technology Japan, a wholly-owned subsidiary of TSMC.

4. Financial derivative transactions (in NT$ thousands)

(1) Derivatives not under hedge accounting.
‧TSMC
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	125,656,332
	Mark to Market Profit/Loss	(1,818,998)
	Unrealized Profit/Loss	(1,327,807)
Expired Contracts	Notional Amount	420,500,087
	Realized Profit/Loss	(2,662,119)
Equity price linked product (Y/N)		N

‧TSMC China
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	42,504,216
	Mark to Market Profit/Loss	(206,138)
	Unrealized Profit/Loss	(183,532)
Expired Contracts	Notional Amount	136,951,099
	Realized Profit/Loss	(1,236,449)
Equity price linked product (Y/N)		N

‧TSMC Nanjing
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	6,039,212
	Mark to Market Profit/Loss	(20,115)
	Unrealized Profit/Loss	(8,903)
Expired Contracts	Notional Amount	65,862,327
	Realized Profit/Loss	(353,446)
Equity price linked product (Y/N)		N

(2) Derivatives under hedge accounting.

‧TSMC Global
		Future
Margin Payment		(2,963)
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	2,434,390
	Mark to Market Profit/Loss	9,868
	Unrealized Profit/Loss	15,940
Expired Contracts	Notional Amount	7,924,840
	Realized Profit/Loss	138,219
Equity price linked product (Y/N)		N

‧TSMC Arizona
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	-
	Mark to Market Profit/Loss	-
	Unrealized Profit/Loss	(23,614)
Expired Contracts	Notional Amount	27,877,770
	Realized Profit/Loss	1,378,286
Equity price linked product (Y/N)		N